Form 10-K405, Exhibit 13
period 2001-12-31
EDO CORP
filed 2002-03-18
CIK 31617

                                                                      Exhibit 13


SELECTED FINANCIAL DATA
EDO CORPORATION AND SUBSIDIARIES
(NOT COVERED BY INDEPENDENT AUDITORS' REPORTS)

------------------------------------------------------------------------------------------------------------------------------------
                                                         2001            2000            1999            1998            1997
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net sales                                             $ 259,961       $ 206,822       $  97,936       $  81,403       $  73,708
Costs and expenses:
    Cost of sales                                       189,733         151,512          72,337          57,817          58,142
    Selling, general and administrative                  34,013          29,205          13,602          11,649           8,809
    Research and development                              8,750           5,371           2,748           2,382           1,688
    Non-recurring expenses (income)(a)                      389          11,495              --          (2,200)         (2,900)
------------------------------------------------------------------------------------------------------------------------------------
                                                        232,885         197,583          88,687          69,648          65,739
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                       27,076           9,239           9,249          11,755           7,969
Net interest expense                                     (2,216)         (2,438)           (785)           (428)           (459)
Other non-operating (expense) income, net                  (971)           (216)            230            (100)            (50)
------------------------------------------------------------------------------------------------------------------------------------
                                                         (3,187)         (2,654)           (555)           (528)           (509)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                             23,889           6,585           8,694          11,227           7,460
Income tax expense                                        9,210           5,264           2,610             880              --
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from:
    Continuing operations                                14,679           1,321           6,084          10,347           7,460
    Discontinued operations                                 273              --          (4,064)         (2,116)           (433)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                             14,952           1,321           2,020           8,231           7,027
Dividends on preferred shares(b)                            194             881           1,000           1,063           1,127
------------------------------------------------------------------------------------------------------------------------------------
Net earnings available for common shares              $  14,758       $     440       $   1,020       $   7,168       $   5,900
====================================================================================================================================
PER COMMON SHARE DATA:
Basic net earnings (loss):
    Continuing operations                             $    1.14       $    0.05       $    0.76       $    1.42       $    1.01
    Discontinued operations                           $    0.02       $      --       $   (0.61)      $   (0.33)      $   (0.07)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                 $    1.16       $    0.05       $    0.15       $    1.09       $    0.94
====================================================================================================================================
Diluted net earnings (loss):
    Continuing operations                             $    1.09       $    0.05       $    0.65       $    1.21       $    0.87
    Discontinued operations                                0.02              --           (0.50)          (0.27)          (0.06)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                 $    1.11       $    0.05       $    0.15       $    0.94       $    0.81
====================================================================================================================================
Cash dividends per common share                       $    0.12       $    0.12       $    0.12       $   0.115       $    0.10
Weighted average common shares outstanding:
    Basic                                                12,776           9,601           6,701           6,549           6,261
    Diluted                                              14,254          10,662           8,032           7,785           7,395
OTHER DATA:
EBITDAP(c)                                            $  37,037       $  27,307       $  11,127       $   9,598       $   7,518
Depreciation and amortization                            11,396           9,441           3,390           2,343           3,684
Capital expenditures                                     14,298           3,861           4,032           3,133           1,903
Backlog                                                 294,812         252,888         133,880         130,151          93,028

EDO CORPORATION AND SUBSIDIARIES
(NOT COVERED BY INDEPENDENT AUDITORS' REPORTS)

------------------------------------------------------------------------------------------------------------------------------------
                                                        2001             2000            1999            1998            1997
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities      $  58,031       $  16,621       $  29,642       $  33,510       $  34,467
Working capital                                         105,177          37,552          35,110          32,674          31,599
Total assets                                            285,630         214,254         124,491         124,630         107,556
Total debt(d)                                               463          49,444          36,483          43,732          39,685
Shareholders' equity                                    174,498          65,818          40,241          38,051          28,135
------------------------------------------------------------------------------------------------------------------------------------

a. Reflects $929,000 in the year ended December 31, 2001 of post-retirement curtailment gain, $1,318,000 and $11,495,000, respectively, in the years ended December 31, 2001 and 2000 for the write-off of purchased in-process research and development and other EDO-AIL merger-related costs and $2,200,000 and $2,900,000, respectively, in the years ended December 31, 1998 and 1997 of litigation settlement income.

b. ESOP Convertible Cumulative Preferred Shares, Series A. On March 8, 2001, all outstanding preferred shares were converted into common shares. No preferred dividends were paid after March 8, 2001.

c. EBITDAP consists of earnings from continuing operations before interest, taxes, depreciation, amortization and non-cash pension and ESOP compensation expense, excluding post-retirement curtailment gain, the write-off of purchased in-process research and development, merger-related costs and litigation settlement income. Items excluded from EBITDAP are significant components in understanding and assessing financial performance. EBITDAP is a measure commonly used by financial analysts and investors to evaluate the financial results of companies in our industry, and we believe it therefore provides useful information to investors. EBITDAP should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDAP is not a measure of financial performance determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, EBITDAP as presented may not be comparable to similarly titled measures of other companies.

d. Includes ESOT loan obligation, note payable and current portion of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

EDO Corporation is a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. We believe our advanced electronic, electromechanical systems, information systems and engineered materials are mission-critical, standard equipment on a wide range of military aircraft. We have three reporting segments: Defense, Communications and Space Products and Engineered Materials, which represented 71%, 15% and 14%, respectively, of our net sales for the year ended December 31, 2001.

         Our Defense segment provides integrated defense systems and components including electronic warfare systems, subsystems and test equipment, aircraft stores suspension and release systems, airborne mine countermeasures systems, integrated combat systems, undersea warfare sonar systems, operational, technical and information technology services for military forces and governments worldwide. Our Communications and Space Products segment supplies antenna products and space sensor communications products for the remote sensing, communication and navigation industries. Our Engineered Materials segment supplies electro-ceramic products and advanced fiber composite and structural products for the communication, navigation, chemical, petrochemical, paper and oil industries for the commercial infrastructure and military markets.

         On October 30, 2001, we completed a public offering of 3,716,100 shares of our common stock resulting in net proceeds to us of about $81.5 million. Additionally, our Employee Stock Ownership Plan (ESOP), a qualified retirement plan, sold 1,458,900 shares of which we received none of the proceeds. On November 27, 2001, we completed the redemption of all of our outstanding 7% Convertible Subordinated Debentures due 2011. Outstanding face value of $22.0 million was converted into about 1.0 million common shares and face value of $0.2 million was redeemed for cash plus accrued interest.

         In January 2000, we sold our satellite orientation sensor products business, Barnes Engineering Company. Accordingly, our consolidated financial statements treat the satellite products business as a discontinued operation. Revenues, costs and expenses, assets and liabilities, cash flows and backlog associated with the satellite products business have been excluded from the respective captions in the consolidated financial statements and discussion below.

MERGER WITH AIL TECHNOLOGIES, INC.

On April 28, 2000, our wholly-owned subsidiary merged with AIL Technologies Inc.
(AIL). This merger (the "EDO-AIL merger"), was accounted for as a purchase and is included in our results of operations from that date. The results of operations for the periods presented are materially affected by the timing of the EDO-AIL merger.

         Under the merger agreement and share purchase agreements with certain AIL shareholders, all of the outstanding shares of common stock and preferred stock of AIL were exchanged for 6,553,194 newly-issued EDO common shares valued at $39.4 million and cash payments aggregating $13.3 million. The merged company also assumed AIL debt of $29.7 million. Of the newly-issued shares, 5.3 million were held in trust by AIL's Employee Stock Ownership Plan, referred to as the AIL ESOP.

         As of January 1, 2001, the AIL ESOP and the existing EDO ESOP were merged into a single plan. As of March 8, 2001, the existing preferred shares in the EDO ESOP were converted into approximately 1.1 million common shares. In our public offering completed October 30, 2001, the ESOP sold 1,458,900 shares reducing its ownership of EDO to about 23% of outstanding common shares as of December 31, 2001.

ACQUISITION HISTORY

In October 2001, we acquired Dynamic Systems, Inc., a privately held company based in Alexandria, Virginia for $13.9 million in cash, including transaction costs. Dynamic Systems, Inc. became part of our Defense segment and provides professional and information technology services primarily to the Department of Defense and other government agencies. For the most recent 12-month period prior to the acquisition, Dynamic Systems Inc. had revenues of approximately $15 million.

         In November 1999, we acquired the outstanding stock of M. Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3 million in cash paid at closing and $1.5 million to be paid in equal annual installments over three years. The first two payments of $0.5 million each were made in November 2000 and November 2001.

         Each of these acquisitions has been accounted for as a purchase business combination and is included in our results of operations from its respective acquisition date. The results of operations for the periods pre-sented are not materially affected by the timing of these acquisitions.

FINANCIAL HIGHLIGHTS

         For 2001 net earnings available for common shares were $14.8 million or $1.11 per diluted share. These results include pre-tax EDO-AIL merger related costs of $1.3 million and a pre-tax post-retirement benefits curtailment gain of $0.9 million. Excluding these items, net earnings available for common shares would have been $16.0 million or $1.12 per diluted share.

         Net sales for the year increased 26% to $260.0 million from $206.8 million for 2000, reflecting a full twelve months of the EDO-AIL merger compared to eight months in 2000, as well as increases in sales of aircraft stores suspension and release equipment, integrated combat systems, technology services, electroceramic products and fiber composite structural products. The Dynamic Systems, Inc. acquisition was included from its acquisition date of October 8, 2001, and accounted for net sales of about $3.0 million in 2001.

RESULTS OF OPERATIONS
COMPARISON OF 2001 TO 2000

Net sales from continuing operations for the year ended December 31, 2001 increased 26% compared to the year ended December 31, 2000. Net sales by segment were as follows:

================================================================================
                                       TWELVE MONTHS ENDED
                                    DECEMBER 31,   DECEMBER 31,       INCREASE
                                        2001           2000          FROM PRIOR
                                      (DOLLARS IN THOUSANDS)          PERIOD
--------------------------------------------------------------------------------
Defense                               $183,454       $142,044            29%
Communications and
   Space Products                       39,998         30,027            33
Engineered Materials                    36,509         34,751             5
--------------------------------------------------------------------------------
Total                                 $259,961       $206,822            26%
================================================================================

         Net sales from continuing operations for the year ended December 31, 2001 increased to $260.0 million from $206.8 million for the year ended December 31, 2000. This increase comprised sales growth of $41.4 million for the Defense segment, $10.0 million for the Communications and Space Products segment, and $1.7 million for the Engineered Materials segment. Of this sales growth, $26.9 million in the Defense segment and $10.0 million in the Communications and Space Products segment was attributable to the EDO-AIL merger. Since the EDO-AIL merger was completed at the end of April 2000, the twelve months of 2000 reflected eight months of combined operations, while 2001 reflected a full twelve months of combined operations. In addition, there were increases in sales of aircraft stores suspension and release equipment, integrated combat systems, technology services, electro-ceramic products and advanced fiber composite structural products for the year ended December 31, 2001 compared to the year ended December 31, 2000.

         Operating earnings from continuing operations for the year ended December 31, 2001 (before considering one-time EDO-AIL merger-related costs of $1.3 million in 2001 and $11.5 million in 2000 and before a post-retirement benefits curtailment gain of $0.9 million in 2001) increased to $27.5 million or 10.6% of net sales from $20.7 million or 10.0% of net sales for the year ended December 31, 2000. The increase in operating earnings was attributable to the EDO-AIL merger as well as earnings from completed mine countermeasures contracts and increased margins in electro-ceramic products. These increases were partially offset by losses in the Communications and Space Products segment on development programs. For the year ended December 31, 2001, net earnings available for common shares increased to $14.8 million or $1.11 per diluted common share on 14.3 million diluted shares from $0.4 million or $0.05 per diluted common share on 10.7 million diluted shares for the year ended December 31, 2000.

         Selling, general and administrative expenses for the year ended December 31, 2001 increased to $34.0 million or 13.1% of net sales from $29.2 million or 14.1% of net sales for the year ended December 31, 2000. This increase was primarily attributable to the EDO-AIL merger and increased bid and proposal costs.

         Research and development expense for the year ended December 31, 2001 increased to $8.8 million or 3.3% of net sales from $5.4 million or 2.6% of net sales for the year ended December 31, 2000. The increase was primarily attributable to expenditures in the Communications and Space Products segment relating to fiber optics product development.

         Interest expense, net of interest income, for the year ended December 31, 2001 decreased to $2.2 million from $2.4 million for the year ended December 31, 2000.

         Income tax expense reflected our effective rate of 38.6% for the year ending December 31, 2001. This compares to an income tax expense at an effective rate of 79.9% for the year ended December 31, 2000. The effective tax expense of 79.9% for the year ended December 31, 2000 was principally attributable to a write-off of $6.7 million of purchased in-process research and development and other expenses associated with the EDO-AIL merger that were not deductible for income tax purposes.

         Dividends on preferred shares for the year ended December 31, 2001 decreased to $0.2 million from $0.9 million for the year ended December 31, 2000, due to the conversion of all outstanding preferred shares into 1,067,281 common shares on March 8, 2001. No preferred dividends were paid after March 8, 2001.

COMPARISON OF 2000 TO 1999

         Net sales for the year ended December 31, 2000 increased 111% compared to the year ended December 31, 1999. Sales by segment, were as follows:

================================================================================
                                   TWELVE MONTHS ENDED
                              DECEMBER 31,      DECEMBER 31,       INCREASE
                                 2000               1999          FROM PRIOR
                                 (DOLLARS IN THOUSANDS)             PERIOD
--------------------------------------------------------------------------------
Defense                        $142,044           $ 66,381           114%
Communications and
   Space Products                30,027                 --            --
Engineered Materials             34,751             31,555            10
--------------------------------------------------------------------------------
Total                          $206,822           $ 97,936           111%
================================================================================

         During 1999, we conducted our businesses in two segments: Defense and Aerospace Systems; and Engineered Materials.

         Net sales from continuing operations for the year ended December 31, 2000 increased to $206.8 million from $97.9 million for the year ended December 31, 1999. This increase comprised sales growth of $75.7 million for the Defense segment, $30.0 million for the Communications and Space Products segment, and $3.2 million for the Engineered Materials segment. The sales growth attributable to the EDO-AIL merger was $62.3 million in the Defense segment and $30.0 million in the Communications and Space Products segment. The sales growth attributable to the M. Technologies, Inc., acquisition was $5.4 million in the Defense segment. In addition, net sales increases were recorded in airborne mine countermeasure systems, aircraft stores suspension and release equipment, integrated combat systems, technology services, and electro-ceramic products.

        Operating earnings from continuing operations for the year ended December 31, 2000 (before considering one-time EDO-AIL merger related costs of $11.5 million) increased to $20.7 million or 10.0% of net sales from $9.2 million or 9.4% of net sales for the year ended December 31, 1999, of which $4.8 million resulted from the EDO-AIL merger. One-time costs related to the EDO-AIL merger included $6.7 million associated with the write-off of purchased in-process research and development and $4.8 million of other merger-related costs. Operating earnings in the Defense segment increased to $17.1 million in 2000 from $7.0 million in 1999. The growth is attributable to the EDO-AIL merger, $9.1 million, and increased earnings in airborne mine countermeasures systems. Operating loss in the Communications and Space Products segment was $11.2 million, all from the EDO-AIL merger, principally associated with research and development activity including the write-off of purchased in-process research and development described below. Operating earnings in the Engineered Materials segment increased to $3.3 million from $2.2 million in 1999 resulting from increased sales of electro-ceramics and advanced fiber composite structural products. For the year ended December 31, 2000, net earnings from continuing operations available for common shares decreased to $0.4 million or $0.05 per diluted common share from $5.1 million or $0.65 per diluted common share for the year ended December 31, 1999, reflecting the above changes and the differential in income taxes described below.

         Selling, general and administrative expenses for the year ended December 31, 2000 increased to $29.2 million or 14.1% of net sales from $13.6 million or 13.9% of net sales for the year ended December 31, 1999. The increase was attributable to the selling, general and administrative expenses of AIL.

         Research and development expenditures increased to $5.4 million, or 2.6% of net sales in 2000 from $2.7 million, or 2.8% of net sales in 1999. The increase was attributable to expenditures at AIL primarily associated with development of the Ku-Ku Band Down Converter discussed under "In-Process Research and Development" below.

         Interest expense net of interest income increased to $2.4 million or 1.2% of net sales for the year ended December 31, 2000 from $0.8 million or 0.8% of net sales for the year ended December 31, 1999 principally due to the borrowings made under the credit facility of AIL in existence at the time of the EDO-AIL merger.

         The income tax provision for the year ended December 31, 2000 reflects our effective income tax rate of 79.9% compared to 30% for the year ended December 31, 1999. The increased effective income tax rate was principally due to the write-off of $6.7 million of purchased in-process research and development in the quarter ended July 1, 2000, which was not deductible for income tax purposes, and other non-deductible items associated with the EDO-AIL merger.

IN-PROCESS RESEARCH AND DEVELOPMENT

The acquired in-process research and development, referred to as IPR&D, related to a project that had not reached technological feasibility and had no alternative future uses, and thus, the amounts allocated to such project were expensed as of the date of the EDO-AIL merger. This development project related to a generic satellite subsystem called a Ku-Ku Band Down Converter for the fixed satellite service market. The converter represented a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take about six months to complete. This project is now completed, resulting in sales in 2001 of Ku-Ku Band Converters.

         During 2000 and the first six months of 2001, the efforts required to develop the in-process technology of this project into commercially viable products principally related to the completion of planning, designing, prototyping and testing functions that were necessary to establish that the down converter produced would meet its design specifications, including technical performance features and functional requirements. Future results will also be subject to uncertain market events and risks that are beyond our control, such as trends in technology, government regulations, market size and growth and product introduction by competitors.

LIQUIDITY AND CAPITAL RESOURCES

                                  BALANCE SHEET

Our cash, cash equivalents and marketable securities increased to $58.0 million at December 31, 2001 from $16.6 million at December 31, 2000. This increase is due to the net proceeds of about $81.5 million from the sale of 3,716,100 common shares, $14.1 million provided by operations and $1.9 million from the exercises of stock options. These increases were partially offset by $13.9 million for the acquisition of Dynamic Systems, $14.3 million for purchases of capital equipment, $3.2 million for the repurchase of subordinated debentures, $4.9 million for the payment in full of the EDO ESOP loan obligation, and $2.1 million for payment of common and preferred dividends.

         Accounts receivable increased to $83.4 million at December 31, 2001 from $69.0 million at December 31, 2000 primarily due to increases in billed receivables resulting from an increase in net sales in the fourth quarter of 2001 compared to the fourth quarter of 2000.

         Inventories decreased to $22.9 million at December 31, 2001 from $24.9 million at December 31, 2000 primarily due to the aforementioned increase in net sales.

         The notes receivable of $3.3 million at December 31, 2001 (of which $0.4 million was in current assets) were comprised of a note related to the sale of property at Deer Park in June 2000, which had a balance of $1.1 million at December 31, 2001, and $2.2 million in notes related to the sale of our former College Point facility in January 1996. The Deer Park facility note is due in monthly installments through July 2015 and bears interest at a rate of 7.5% per annum. The College Point notes are due in annual amounts through September 2004 with a final payment of $1.3 million due on December 31, 2004 and bear interest at 7.0% per annum. The latter notes receivable are secured by a mortgage on the facility.

         Contract advances decreased to $16.7 million at December 31, 2001 from $31.7 million at December 31, 2000 due to expenditures on foreign contracts related to aircraft stores suspension and release equipment and integrated combat systems.

                              FINANCING ACTIVITIES

As of December 31, 2001 we had no outstanding balance on our 7% Convertible Subordinated Debentures due 2011 since they were fully redeemed on November 27, 2001. Outstanding face value of $22,021,000 was converted into 1,000,934 common shares under the conversion rights of the debentures and $200,000 face value was redeemed for cash plus accrued interest. Commencing in 1996 and until the retirement of these debentures, we made annual sinking fund payments of $1.8 million, which were due each December 15. During 2001, we purchased $3.4 million face value of these debentures for $3.2 million. At the time of redemption we had $2.2 million of these debentures in treasury.

         In July 2001, we paid in full our ESOT loan obligation with a balance of $4.9 million at an interest rate of 82% of the prime-lending rate. This obligation represented the bank borrowing by the EDO ESOT guaranteed by us. The EDO ESOT has serviced this obligation with the dividends received on our preferred shares and cash contributions from us. As described above under "Merger with AIL Technologies, Inc.," as of January 1, 2001, the AIL ESOP and the existing EDO ESOP were merged into a single plan, and the preferred shares issued by us and held by the EDO ESOT were converted into 1,067,281 shares of our common shares effective March 8, 2001. As of June 30, 2001, the merged ESOT restructured its indirect loan from us to extend the maturity date to December 31, 2017. As a result of the conversion of the preferred shares, debt service on the ESOP indirect loan will be funded by cash contributions from us.

         During the third quarter of 2000, we completed negotiations for a $69 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. The credit facility includes $19 million in five-year term debt, payable in quarterly installments of $950,000, and $50 million in revolving debt. Borrowings under the agreement bear interest based on LIBOR plus applicable margin of up to 2.00% depending on the consolidated leverage ratio as defined in the agreement. Borrowings are secured by our accounts receivable, inventories and property, plant and equipment. Proceeds from the term debt were used to repay existing term debt acquired in the EDO-AIL merger. On October 31, 2001, all outstanding term debt of $14.2 million and all outstanding revolving debt of $20.8 million was paid in full with the proceeds of our public stock offering. At December 31, 2001 we were in compliance with our debt covenants. At December 31, 2001, there were no borrowings under the revolving credit facility of $50.0 million and there were outstanding letters of credit of $20.3 million, leaving available borrowing capacity of $29.7 million.

         Capital expenditures for the year ended December 31, 2001 increased to $14.3 million from $3.9 million for the year ended December 31, 2000. The increase was due primarily to expenditures at our owned 726,000 square foot facility located in Deer Park, NY, in anticipation of its potential sale and leaseback.

         We conduct a significant amount of our business with the United States Government. Domestic government sales, including sales to prime contractors of the government, accounted for approximately 69%, 63% and 48% of our total net sales for 2001, 2000 and 1999, respectively. In addition, sales from the Universal Exciter Upgrade program accounted for approximately 15% of our total net sales in 2001 and 2000. Although there are currently no indications of a significant change in the status of government funding of certain programs, should this occur, our results of operations, financial position and liquidity could be materially affected. Such a change could have a significant impact on our profitability and our stock price. This could affect our ability to acquire additional funds from our revolving credit facility due to covenant restrictions or from other sources.

         We believe that we have adequate liquidity and sufficient capital to fund our currently anticipated requirements for working capital, capital expenditures, research and development expenditures and principal and interest payments. We focused on positioning ourselves during 2001 to be a significant player in the consolidation of first-tier defense suppliers and, to that end, have actively sought candidates for strategic acquisitions. Future acquisitions may be funded from any of the following sources: cash on hand; borrowings under our credit agreement; issuance of our common stock or other equity securities; and/or convertible or other debt offerings.

                                   COMMITMENTS

We have commitments under a note payable and facility and equipment operating leases that will be funded from operating sources. We also have commitments under letters of credit and advance payment and performance bonds related primarily to advances received on foreign contracts. We do not expect to have to make payments under these letters of credits or bonds since these obligations are removed as we perform under the related contracts.

         The payments due under the note payable and operating leases are summarized below.

                                    Note Payable               Operating Leases
                                 -----------------------------------------------
    2002                              $463,000                    $4,528,000
    2003                                    --                    $3,621,000
    2004                                    --                    $2,336,000
    2005                                    --                    $2,054,000
    2006                                    --                    $1,148,000
    Thereafter                              --                    $5,798,000

         At December 31, 2001, there are outstanding commitments of $20,339,000 under letters of credit and $15,885,000 under advance payment and performance bonds. The amount of commitment expiration per period is summarized below.

                                                               Advance payment
                                    Standby letters            and performance
                                      of credit                    bonds
                                ------------------------------------------------
    2002                             $ 2,661,000                 $14,191,000
    2003                             $ 3,039,000                         --
    2004                             $   640,000                         --
    2005                             $13,518,000                         --
    2006                             $    64,000                         --
    Thereafter                       $   417,000                 $ 1,694,000

                                     BACKLOG

         The funded backlog of unfilled orders at December 31, 2001 increased to $294.8 million from $252.9 million at December 31, 2000.

CRITICAL ACCOUNTING POLICIES

                               REVENUE RECOGNITION

         We record revenues and profits on substantially all of our contracts using percentage of completion methods of accounting. As a result, revisions made to our estimates of total costs to complete our contracts are recorded in the period in which the conditions that dictate such revisions become known and can be estimated. We believe that our profits are fairly stated. Revisions to estimates do occur and at times are material to our results of operations and financial position.

                                    INVENTORY

We manufacture certain products prior to receiving firm contracts in anticipation of future demand. These products often relate to a specific technology or application and may not have alternative uses. We believe that sufficient markets exist and that these products will ultimately be sold.

NEW ACCOUNTING STANDARDS

                      ACCOUNTING FOR DERIVATIVE INSTRUMENTS
                             AND HEDGING ACTIVITIES

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, or FASB, No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment to FASB Statement No. 133." These statements require all derivatives to be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. The effect of the adoption of these statements on our financial position and results of operations was immaterial.

                  BUSINESS COMBINATIONS AND GOODWILL AND OTHER
                                INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Statement 142 will be adopted by the Company effective January 1, 2002, however, the provisions that provide for the non-amortization of goodwill are effective for 2001 for acquisitions completed after the issuance of Statement 142. Accordingly, the goodwill acquired in connection with the purchase of Dynamic Systems, Inc., in October 2001 will not be amortized.

         Application of the nonamortization provisions of Statement 142 resulted in an increase in net income of $0.1 million in 2001. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a review for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

                   IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position or results of operations.

COMMON SHARE PRICES

EDO common shares are traded on the New York Stock Exchange. As of March 1, 2002, there were 2,174 shareholders of record (brokers and nominees counted as one each).

    The price range in 2001 and 2000 was as follows:

================================================================================
                             2001                                2000
                    HIGH              LOW                HIGH              LOW
--------------------------------------------------------------------------------
1st Quarter        15.1000           7.1875             6.9375           5.7500
2nd Quarter        22.9500          12.7500             7.0000           5.6250
3rd Quarter        28.7500          14.9100             9.1250           5.7500
4th Quarter        31.9000          22.4000            10.4375           7.3125
================================================================================

DIVIDENDS

During 2001 and 2000, the Board of Directors approved the payment of quarterly cash dividends of $0.03 per common share. The Company's revolving credit agreement places certain limits on the payment of cash dividends. See Note 9 to the Consolidated Financial Statements.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

The statements in this Annual Report and in oral statements that may be made by representatives of the Company relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to the following for each of the types of information noted below.

         U.S. and international military program sales, follow-on procurement, contract continuance, and future program awards, upgrades and spares support are subject to: U.S. and international military budget constraints and determinations; U.S. congressional and international legislative body discretion; U.S. and international government administration policies and priorities; changing world military threats, strategies and missions; competition from foreign manufacturers of platforms and equipment; NATO country determinations regarding participation in common programs; changes in U.S. and international government procurement timing, strategies and practices; and the general state of world military readiness and deployment.

         Commercial satellite programs and equipment sales, follow-on procurement, contract continuance and future program awards are subject to: establishment and continuance of various consortiums for satellite constellation programs; delay in launch dates due to equipment, weather or other factors beyond the control of the Company; and development of sufficient customer base to support a particular satellite constellation program.

         Commercial product sales are subject to: success of product development programs currently underway or planned; competitiveness of current and future product production costs and prices; and market and consumer base development for new product programs.

         Achievement of margins on sales, earnings and cash flow can be affected by: unanticipated technical problems; government termination of contracts for convenience; decline in expected levels of sales; underestimation of anticipated costs on specific programs; and risks inherent in integrating recent acquisitions into the Company's overall structure. Expectations of future Federal income tax rates can be affected by a variety of factors, including amounts of profits relating to foreign sales.

         The Company has no obligation to update any forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS
EDO CORPORATION AND SUBSIDIARIES

====================================================================================================================================
                                                                                             YEARS ENDED DECEMBER 31
                                                                                   2001                2000                1999
                                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS:
    NET SALES                                                                   $ 259,961           $ 206,822           $  97,936
------------------------------------------------------------------------------------------------------------------------------------
    COSTS AND EXPENSES
         Cost of sales                                                            189,733             151,512              72,337
         Selling, general and administrative                                       34,013              29,205              13,602
         Research and development                                                   8,750               5,371               2,748
         Write-off of purchased in-process research and
            development and merger-related costs                                    1,318              11,495                  --
         Post-retirement curtailment gain                                            (929)                 --                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  232,885             197,583              88,687
------------------------------------------------------------------------------------------------------------------------------------
    OPERATING EARNINGS                                                             27,076               9,239               9,249
    NON-OPERATING INCOME (EXPENSE)
         Interest income                                                              915               1,881               1,634
         Interest expense                                                          (3,131)             (4,319)             (2,419)
         Other, net                                                                  (971)               (216)                230
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (3,187)             (2,654)               (555)
------------------------------------------------------------------------------------------------------------------------------------
    Earnings from continuing operations before income taxes                        23,889               6,585               8,694
    Income tax expense                                                              9,210               5,264               2,610
------------------------------------------------------------------------------------------------------------------------------------
    EARNINGS FROM CONTINUING OPERATIONS                                            14,679               1,321               6,084
DISCONTINUED OPERATIONS:
    Earnings from discontinued satellite products business,
       net of income tax expense                                                       --                  --                 609
    Disposal of discontinued satellite products business
       (including provision of $530 in 1999 for operating losses
       during phase-out period), net of income tax expense (benefit)                  273                  --              (4,673)
------------------------------------------------------------------------------------------------------------------------------------
    EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS                                      273                  --              (4,064)
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                       14,952               1,321               2,020
Dividends on preferred shares                                                         194                 881               1,000
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS AVAILABLE FOR COMMON SHARES                                        $  14,758           $     440           $   1,020
------------------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE:
    Basic:
         Continuing operations                                                  $    1.14           $    0.05           $    0.76
         Discontinued operations                                                     0.02                  --               (0.61)
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE                                                   $    1.16           $    0.05           $    0.15
------------------------------------------------------------------------------------------------------------------------------------
    Diluted:
         Continuing operations                                                  $    1.09           $    0.05           $    0.65
         Discontinued operations                                                     0.02                  --               (0.50)
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER COMMON SHARE                                                   $    1.11           $    0.05           $    0.15
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
EDO CORPORATION AND SUBSIDIARIES

====================================================================================================================================
                                                                                                               DECEMBER 31
                                                                                                           2001            2000
                                                                                                     (IN THOUSANDS, EXCEPT SHARE AND
                                                                                                           PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                                           $  57,841       $   2,208
    Marketable securities                                                                                     190          14,413
    Accounts receivable, less allowances of $893 in 2001 and $981 in 2000                                  83,407          69,023
    Inventories                                                                                            22,937          24,914
    Deferred income tax asset, net                                                                          3,018           3,333
    Prepayments and other                                                                                   2,346           4,840
------------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                             169,739         118,731
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                                         62,255          57,485
Notes receivable                                                                                            2,910           3,254
Cost in excess of fair value of net assets acquired, net                                                   22,874          14,724
Deferred income tax asset, net                                                                              2,553              --
Other assets                                                                                               25,299          20,060
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 285,630       $ 214,254
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued liabilities                                                            $  47,397       $  44,060
    Contract advances and deposits                                                                         16,702          31,719
    Current portion of note payable                                                                           463             429
    Current portion of long-term debt                                                                          --           4,971
------------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                         64,562          81,179
------------------------------------------------------------------------------------------------------------------------------------
Note payable                                                                                                   --             463
Long-term debt                                                                                                 --          37,800
Deferred income tax liabilities, net                                                                           --           1,239
ESOT loan obligation                                                                                           --           5,781
Postretirement benefits obligations                                                                        44,675          19,973
Environmental obligation                                                                                    1,895           2,001
Shareholders' equity:
    Preferred shares, par value $1 per share, authorized 500,000 shares, none issued in 2001
       and 49,229 issued in 2000                                                                               --              49
    Common shares, par value $1 per share, authorized 25,000,000 shares, 19,790,477 issued
       in 2001 and 15,007,096 issued in 2000                                                               19,790          15,007
    Additional paid-in capital                                                                            143,747          58,614
    Retained earnings                                                                                      47,744          34,803
    Accumulated other comprehensive loss, net of income tax benefit                                       (13,385)            (61)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          197,896         108,412
Less: Treasury shares at cost (182,459 shares in 2001 and 1,370,222 shares in 2000)                        (2,461)        (19,388)
         ESOT loan obligation                                                                                  --          (5,781)
         Unearned ESOP shares                                                                             (19,792)        (15,782)
         Deferred compensation under Long-Term Incentive Plan                                                (300)           (423)
         Management group receivables                                                                        (845)         (1,220)
------------------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                                       174,498          65,818
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 285,630       $ 214,254
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
EDO CORPORATION AND SUBSIDIARIES

====================================================================================================================================
                                                                                          YEARS ENDED DECEMBER 31
                                                                               2001                 2000                 1999
                                                                                               (IN THOUSANDS)
                                                                         AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT    SHARES
------------------------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES
   Balance at beginning of year                                        $     49        49   $     57        57   $     61        61
   Shares converted to common shares                                        (49)      (49)        (8)       (8)        (4)       (4)
------------------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                                    --        --         49        49         57        57
------------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
   Balance at beginning of year                                          15,007    15,007      8,454     8,454      8,454     8,454
   Shares issued for purchase of AIL Technologies, Inc.                      --        --      6,553     6,553         --        --
   Conversion of preferred shares to common shares                        1,067     1,067         --        --         --        --
   Sale of stock in public offering                                       3,716     3,716         --        --         --        --
------------------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                                19,790    19,790     15,007    15,007      8,454     8,454
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
   Balance at beginning of year                                          58,614               28,483               30,142
   Exercise of stock options                                             (2,405)                (183)                (112)
   Income tax benefit related to stock options                            1,118                   42                   --
   Shares used for payment of directors' fees                                35                 (125)                (132)
   Purchase of AIL Technologies, Inc.                                        --               33,733                   --
   Shares used for Long-Term Incentive Plan                                 (73)                (432)                  --
   Conversion of preferred shares to common shares                       (1,018)              (3,227)              (1,415)
   Conversion of subordinated debentures                                  8,525                   --                   --
   Sale of stock in public offering                                      77,775                   --                   --
   Compensation expense on accelerated options                              276                   --                   --
   ESOP shares committed to be released                                     900                  323                   --
------------------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                               143,747               58,614               28,483
------------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
   Balance at beginning of year                                          34,803               35,667               35,294
   Net earnings                                                          14,952                1,321                2,020
   Common share dividends (12 cents per share)                           (1,840)              (1,428)                (806)
   Dividends on preferred shares                                           (194)                (881)              (1,000)
   Tax benefit of unallocated preferred share dividends                      23                  124                  159
------------------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                                47,744               34,803               35,667
------------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
   Balance at beginning of year                                             (61)                (255)                  --
   Unrealized gain (loss) on marketable securities, net of income tax        61                  194                 (255)
   Additional minimum liability on benefit plans, net of income tax     (13,385)                  --                   --
------------------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                               (13,385)                 (61)                (255)
------------------------------------------------------------------------------------------------------------------------------------
TREASURY SHARES AT COST
   Balance at beginning of year                                         (19,388)   (1,370)   (23,967)   (1,694)   (25,775)   (1,822)
   Shares used for exercise of stock options                              4,297       314        280        20        149        11
   Shares used for payment of directors' fees                               122         9        251        18        240        17
   Shares (repurchased from) used for Long-Term Incentive Plan              (63)       (6)       813        57         --        --
   Shares used for conversion of preferred shares                            --        --      3,235       229      1,419       100
   Shares used for conversion of subordinated debentures                 13,591     1,005         --        --         --        --
   Repurchase of ESOP shares                                             (1,020)     (134)        --        --         --        --
------------------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                                                (2,461)     (182)   (19,388)   (1,370)   (23,967)   (1,694)
------------------------------------------------------------------------------------------------------------------------------------

EDO CORPORATION AND SUBSIDIARIES

====================================================================================================================================
                                                                                                 YEARS ENDED DECEMBER 31
                                                                                         2001              2000              1999
                                                                                                      (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
ESOT LOAN OBLIGATION
    Balance at beginning of year                                                       (5,781)           (7,429)           (8,955)
    Repayments made during year                                                           890             1,648             1,526
    Restructuring of EDO ESOP                                                           4,891                --                --
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                                                 --            (5,781)           (7,429)
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED COMPENSATION UNDER LONG-TERM INCENTIVE PLAN
    Balance at beginning of year                                                         (423)             (769)           (1,170)
    Shares used for Long-Term Incentive Plan                                             (148)             (392)               --
    Amortization of Long-Term Incentive Plan deferred compensation expense                271               738               401
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                                               (300)             (423)             (769)
------------------------------------------------------------------------------------------------------------------------------------
UNEARNED ESOP COMPENSATION
    Balance at beginning of year                                                      (15,782)               --                --
    Purchase of AIL Technologies, Inc.                                                     --           (17,302)               --
    Restructuring of EDO ESOP                                                          (4,891)               --                --
    ESOP shares committed to be released                                                  881             1,520                --
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                                            (19,792)          (15,782)               --
------------------------------------------------------------------------------------------------------------------------------------
MANAGEMENT GROUP RECEIVABLES
    Balance at beginning of year                                                       (1,220)               --                --
    Purchase of AIL Technologies, Inc.                                                     --            (1,220)               --
    Payments received on management loans                                                 375                --                --
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                                               (845)           (1,220)               --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                          $ 174,498         $  65,818         $  40,241
====================================================================================================================================
COMPREHENSIVE INCOME
    Net earnings                                                                    $  14,952         $   1,321         $   2,020
    Additional minimum liability on benefit plans, net of income tax benefit
       of $9,302                                                                      (13,385)               --                --
    Unrealized gain (loss) on marketable securities, net of income tax
       expense of $100 in 2000 and benefit of $131 in 1999                                 --               194              (255)
------------------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                            $   1,567         $   1,515         $   1,765
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EDO CORPORATION AND SUBSIDIARIES

====================================================================================================================================
                                                                                                  YEARS ENDED DECEMBER 31
                                                                                              2001         2000         1999
                                                                                                      (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Earnings from continuing operations                                                    $ 14,679       $  1,321     $  6,084
     Adjustments to earnings to arrive at cash provided by continuing operations:
         Depreciation                                                                          9,686          7,740        2,572
         Amortization                                                                          1,710          1,701          818
         Deferred tax expense                                                                  5,941          1,292          740
         Write-off of purchased in-process research and development                               --          6,700           --
         Real estate tax assessment adjustment                                                 7,846             --           --
         Bad debt expense                                                                        220            287           --
         Gain on repurchase of debentures                                                       (171)          (215)        (147)
         Gain on sale of property, plant and equipment                                           (76)            (7)          --
         Gain on sale of marketable securities                                                   (81)            --           --
         Deferred compensation expense                                                           271            738          401
         Non-cash ESOP compensation expense                                                    1,781          1,843           --
         Dividends on unallocated ESOP shares                                                     80             --           --
         Non-cash compensation expense                                                           276             --           --
         Common shares issued for directors' fees                                                157            126          108
         Income tax benefit from stock options                                                 1,118             42           --
         Changes in operating assets and liabilities, excluding effects of acquisitions:
          Accounts receivable                                                                (10,753)        (4,388)      (1,796)
          Inventories                                                                          2,033         (2,214)      (2,938)
          Prepayments and other assets                                                          (629)        (1,825)      (5,050)
          Accounts payable, accrued liabilities and other                                     (4,974)       (11,923)      (1,062)
          Contract advances and deposits                                                     (15,017)         8,116        5,564
------------------------------------------------------------------------------------------------------------------------------------
     Cash provided by continuing operations                                                   14,097          9,334        5,294
     Net cash provided by discontinued operations                                                 --             --        5,952
     INVESTING ACTIVITIES:
         Purchase of plant and equipment                                                     (14,298)        (3,861)      (4,032)
         Payments received on notes receivable                                                   347            168          575
         Proceeds from sale of property, plant and equipment                                     280          4,569           --
         Purchase of marketable securities                                                       (59)          (818)      (8,245)
         Sale or redemption of marketable securities                                          14,455          2,541        3,536
         Proceeds from sale of discontinued operations                                            --          8,641           --
         Cash paid for acquisitions, net of cash acquired                                    (13,938)       (15,004)      (2,638)
------------------------------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                                       (13,213)        (3,764)     (10,804)
------------------------------------------------------------------------------------------------------------------------------------
     FINANCING ACTIVITIES:
         Proceeds from exercise of stock options                                               1,892             97           37
         Proceeds from management group receivables                                              375             --           --
         Proceeds from sale of stock in public offering, net of expenses                      81,491             --           --
         Borrowings under revolver                                                            20,800          9,000           --
         Repayments of borrowings under revolver                                             (20,800)       (18,000)          --
         Repayments of long-term debt                                                        (17,300)        (3,570)          --
         Repurchase of debentures                                                             (3,184)        (1,879)      (1,405)
         Purchase of treasury shares                                                          (1,020)            --           --
         Payment of EDO ESOP loan obligation                                                  (4,891)            --           --
         Payment made on note payable                                                           (500)          (500)      (5,460)
         Payment of common share cash dividends                                               (1,920)        (1,428)        (806)
         Payment of preferred share cash dividends                                              (194)          (881)      (1,000)
------------------------------------------------------------------------------------------------------------------------------------
     Cash provided (used) by financing activities                                             54,749        (17,161)      (8,634)
------------------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                                     55,633        (11,591)      (8,192)
     Cash and cash equivalents at beginning of year                                            2,208         13,799       21,991
------------------------------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $ 57,841       $  2,208     $ 13,799
------------------------------------------------------------------------------------------------------------------------------------
     Supplemental disclosures:
         Cash paid for:
             Interest                                                                       $  2,166       $  3,500     $  2,002
             Income taxes                                                                   $  5,913       $  3,756     $  2,126
====================================================================================================================================

         See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999
EDO CORPORATION AND SUBSIDIARIES

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      PRINCIPLES OF CONSOLIDATION AND BUSINESS

The consolidated financial statements include the accounts of EDO Corporation and all wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         The Company operates in three segments, Defense, Communications and Space Products and Engineered Materials (Note 19). The Company discontinued its former satellite products business (Barnes Engineering Company) in 1999 (Note
3).

(b)      CASH EQUIVALENTS

The Company considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents.

(c)      REVENUE RECOGNITION

Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries are made or services are provided. These projections are revised throughout the lives of the contracts and adjustments to profits resulting from such revisions are made cumulative to the date of change, which may affect current period earnings. Estimated losses on long-term contracts are recorded when identified. Sales under cost reimbursement contracts are recorded as costs are incurred. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made.

(d)      INVENTORIES

Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of the Company's defense contracts), less the portion of such costs charged to cost of sales. Inventory costs in excess of amounts recoverable under contracts are charged to cost of sales when they are identified. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market.

         Inventoried costs related to certain of the Company's product lines include quantities beyond what is required for orders under contracts. These costs are incurred to help maintain stable and efficient production schedules. The Company believes that sufficient markets exist for these product lines and that no loss will be incurred upon disposition.

         Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

(e)      DEPRECIATION AND AMORTIZATION

Property, plant and equipment are stated at cost. Depreciation and amortization have been provided primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease periods.

         Costs associated with the acquisition and development of software for internal use are recognized in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." As such, the Company capitalized approximately $1,723,000 during 2001. No such costs were incurred in 2000. These costs are being amortized on a straight-line basis over a period of four years.

         Deferred financing costs are amortized on a straight-line basis over the life of the related financing. The unamortized balances of $532,000 and $1,066,000 are included in other assets at December 31, 2001 and 2000, respectively.

(f)     LONG-LIVED ASSETS

Intangible assets are stated at cost. The excess of the total acquisition costs over the fair value of net assets acquired of approximately $24.9 million ($22.9 million, net of accumulated amortization at December 31, 2001) is being amortized on a straight-line basis over fifteen to twenty years. See Note 1(l) for information regarding the impact of recent accounting pronouncements on the amortization of intangibles in future periods.

         The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be recoverable, based on the undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment exists at December 31, 2001.

(g)      INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h)      TREASURY SHARES

Common shares held as treasury shares are recorded at cost, with issuances from treasury recorded at average cost. Treasury shares issued for directors' fees are recorded as an expense for an amount equal to the fair market value of the common shares on the issuance date (Note 12).

(i)      FINANCIAL INSTRUMENTS

The net carrying value of notes receivable approximates fair value based on current rates for comparable commercial mortgages. The fair values of the environmental obligation (Note 18) and notes payable approximate their carrying values since they have been discounted. The fair values of all other financial instruments approximate book values because of the short-term maturities of these instruments.

(j)      USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Among the more significant estimates included in these consolidated financial statements are the estimated costs to complete contracts in process, the estimated remediation costs related to the environmental matter discussed in
Note 18 and the collectibility of receivables. Actual results could differ from these and other estimates.

(k)      STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, because the exercise price of the Company's stock options is set equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(l)      BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No.141, "Business Combinations," and No.142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Statement 142 will be adopted by the Company effective January 1, 2002, however, the provisions that provide for the non-amortization of goodwill are effective for 2001 for acquisitions completed after the issuance of Statement 142. Accordingly, the goodwill acquired in connection with the purchase of Dynamic Systems, Inc. in October 2001 will not be amortized.

         Application of the nonamortization provisions of Statement 142 resulted in an increase in net income of $0.1 million in 2001. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a review for potential impairment, while the second step measures the amount of impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

(m)      ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

In August 2001, The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for impairment or disposal of long-lived assets and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt Statement 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position or results of operations.

(n)      ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and on June 15, 2000, issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment to FASB Statement No. 133." These statements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company adopted these statements in the first quarter of 2001. The effect of the adoption of these statements was not material to the Company's operating results or financial position.

(o)      RECLASSIFICATIONS

Certain reclassifications have been made to prior year presentations to conform to current year presentations.

(2)      ACQUISITIONS

         In October 2001, the Company acquired all of the stock of Dynamic Systems, Inc., a privately-held company based in Alexandria, Virginia, which provides professional and information technology services primarily to the Department of Defense and other government agencies. The acquisition is expected to strengthen and expand the range of services the Company offers to both existing and new customers. The Company paid $13.9 million, including transaction costs, and accounted for the acquisition as a purchase. Accordingly, the operating results of Dynamic Systems have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired was approximately $12.2 million, which is not deductible for income tax purposes. On a pro forma basis, had the acquisition taken place as of the beginning of each respective year, the results of operations would not have been materially affected for 2000 and 2001.

         The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition.

================================================================================
                                                             AT OCTOBER 8, 2001
                                                               (IN THOUSANDS)
--------------------------------------------------------------------------------
Current assets                                                   $    3,250
Property, plant and equipment                                           363
Goodwill                                                             12,191
Intangible assets subject to amortization
 (two-year life)                                                        200
Other assets                                                            214
Current liabilities                                                  (2,515)
--------------------------------------------------------------------------------
Net assets acquired                                              $   13,703
================================================================================

         In April 2000, a wholly-owned subsidiary of the Company merged with AIL Technologies, Inc. (AIL) (the "EDO-AIL merger"). In connection with the EDO-AIL merger, the Company issued 6,553,194 of its common shares valued at $39.4 million, and made cash payments aggregating $13.3 million in exchange for all of the outstanding common and preferred shares of AIL. In addition, the Company incurred $2.7 million of transaction costs. The merger was accounted for using the purchase method and is included in the Company's results of operations since the date of acquisition. The transaction resulted in goodwill of $3.6 million (Note 1(l)).

         Associated with this merger and included in operating earnings in 2000 are a $6.7 million write-off of purchased in-process research and development, described more fully below, $1.5 million of severance costs, and $3.3 million of other merger-related costs. Such costs are included in write-off of purchased in process research and development and merger-related costs in the accompanying consolidated statements of earnings. The $1.5 million of severance costs pertain to an AIL employee group of approximately 200, all of which has been paid as of December 31, 2001.

         The IPR&D relates to a project that had not reached technological feasibility and had no alternative future uses, and thus, the amounts allocated to the project were expensed as of the date of acquisition. The development project related to a generic satellite sub-system called a Ku-Ku Band Down Converter for a fixed satellite service market. The converter represents a single channel providing signal conversion from uplink frequencies in the 14GHz range to the downlink frequencies in the 12GHz range. The income approach was utilized for the valuation analysis of the IPR&D. This approach focused on the income-producing capability of the asset, which was based on relative market sizes, growth factors and expected trends in technology. This approach also included analysis of the stage of completion of the project, estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value using a rate commensurate with the relative risk levels. The rate used in discounting the net cash flows from the IPR&D was 25%.

         The efforts then required to develop the in-process technology of this project into commercially viable products principally related to the completion of planning, designing, prototyping, and testing functions that are necessary to establish that the down converter produced will meet its design specifications, including technical performance features and function requirements. At the time of the EDO-AIL merger, it was estimated that 90% of the development effort had been completed and the remaining development effort would take approximately six months to complete, with a cost of approximately $1.0 million. This project is now completed resulting in sales in 2001 of Ku-Ku Band Converters.

         Unaudited pro forma results of operations, assuming the EDO-AIL merger had been completed at the beginning of each period, which include adjustments to interest expense, amortization expense and income tax expense are as follows:

================================================================================
                                                     2000             1999
                                                          (UNAUDITED)
                                                        (IN THOUSANDS)
--------------------------------------------------------------------------------
Net sales from continuing operations              $   250,080     $   244,008
Net loss from continuing operations
  available for common shares                     $    (1,961)    $    (1,464)
--------------------------------------------------------------------------------
Basic loss per common share from
  continuing operations                           $     (0.18)    $     (0.14)
================================================================================

         The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had this merger been completed at the beginning of the periods, or of the results which may occur in the future.

         In November 1999, the Company acquired the outstanding stock of M.Technologies Inc., an integrator of aircraft weapons and avionics systems, for $3.0 million in cash paid at closing and $1.5 million to be paid over three years. The note payable ($463,000 at December 31, 2001) has been recorded at its present value in the accompanying consolidated balance sheet at an interest rate of 8%. The acquisition has been accounted for as a purchase, and accordingly, the operating results of M. Technologies have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair market value of net assets acquired of approximately $4.4 million is being amortized over fifteen years. On a pro forma basis, had the M.Technologies acquisition taken place as of the beginning of 1999, results of operations for that period would not have been materially affected.

(3)      DISCONTINUED OPERATIONS

In November 1999, the Board of Directors of the Company approved the decision to sell its satellite products business (Barnes Engineering Company), which sale was completed on January 31, 2000. The sales price of $10.0 million was subject to adjustment relating to changes in net assets of the business from July 31, 1999 through the closing date, which resulted in a decrease of approximately $1.3 million. In addition, the Company has agreed to indemnify the buyer for certain contract-related costs aggregating an estimated $2.3 million. The estimated adjustment for the changes in net assets and the estimated indemnification costs were included in the loss on disposal of the satellite products business in 1999. Through December 31, 2001 approximately $1.8 million of costs were incurred, and in 2001 a change in the estimate of remaining costs to be incurred resulted in earnings from discontinued operations of $0.3 million, net of income taxes. The remaining liability at December 31, 2001 of $0.1 million is included in accounts payable and accrued liabilities (Note 8).

         The revenues, costs and expenses, assets and liabilities and cash flows associated with the satellite products business have been excluded from the respective captions in the accompanying consolidated financial statements.

         In 1999, the estimated loss on disposal is net of aggregate settlement and curtailment gains of $950,000 and $47,000 relating to the impact of the disposal on the Company's pension and postretirement benefit plans, respectively, which is included in discontinued operations. In addition, the net earnings from discontinued operations prior to the measurement date and the estimated loss on disposal are reflected in the accompanying consolidated statements of earnings net of the related income tax effect. In 1999, the earnings from discontinued operations are net of a $261,000 tax expense, and the estimated loss on disposal is net of a $1,833,000 tax benefit.

         During 1999, the Company recorded net sales and net earnings related to discontinued operations of $14,123,000 and $609,000, respectively.

(4)      MARKETABLE SECURITIES

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. All marketable securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary are included in interest income (expense). The cost of securities sold is based on the specific identification method. During 2001, realized gains of approximately $81,000 resulting from sales of securities were recorded. The following is a summary of available-for-sale securities at December 31:

================================================================================
                                                             2001        2000
                                                             (IN THOUSANDS)
--------------------------------------------------------------------------------
Corporate bonds                                            $     --    $  5,459
Obligations of U.S. Government agencies                          --       4,484
Mutual funds                                                    190       3,488
Mortgage-backed securities                                       --         982
--------------------------------------------------------------------------------
Total                                                      $    190    $ 14,413
================================================================================

(5)      ACCOUNTS AND NOTES RECEIVABLE

Accounts receivable included $39,056,000 and $37,060,000 at December 31, 2001 and 2000, respectively, representing unbilled revenues. Substantially all of the unbilled balances at December 31, 2001 will be billed and are expected to be collected during 2002. Total billed receivables due from the United States government, either directly or as a subcontractor to a prime contractor with the government, were $26,246,000 and $22,364,000 at December 31, 2001 and 2000,
respectively.

         Notes receivable at December 31, 2001 include $2,200,000 which relates to the sale of the Company's College Point facility in January 1996, of which $375,000 is included in current assets. The notes are due in equal quarterly amounts through September 2004 with a final payment of $1,300,000 due on December 31, 2004 and bear interest at 7%. The notes receivable are secured by a mortgage on the facility. Also included in notes receivable at December 31, 2001 is $1,135,000 related to the sale of certain parcels of land and a building at the Company's Deer Park facility in June 2000, of which $50,000 is included in current assets. The gain on the sale was not material as the carrying value approximated the sales value.

(6)      INVENTORIES

Inventories are summarized by major classification as follows at December 31, 2001 and 2000:

================================================================================
                                                           2001        2000
                                                            (IN THOUSANDS)
--------------------------------------------------------------------------------
Raw material and supplies                                $  6,539    $  7,431
Work-in-process                                            14,680      16,170
Finished goods                                              1,718       1,313
--------------------------------------------------------------------------------
                                                         $ 22,937    $ 24,914
================================================================================

(7)      PROPERTY, PLANT AND EQUIPMENT, NET

The Company's property, plant and equipment at December 31, 2001 and 2000, and their related useful lives are summarized as follows:

================================================================================
                                       2001             2000
                                          (IN THOUSANDS)              LIFE
--------------------------------------------------------------------------------
Land                                $ 18,080          $ 18,080
Buildings and improvements            26,297            26,244     10-30 years
Machinery and equipment               45,271            39,859      3-19 years
Software                               1,723                --         4 years
Leasehold improvements                10,934            10,245     Lease terms
--------------------------------------------------------------------------------

                                     102,305            94,428
Less accumulated depreciation
  and amortization                    40,050            36,943
--------------------------------------------------------------------------------
                                    $ 62,255          $ 57,485
================================================================================


(8)      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at December 31, 2001 and 2000:


================================================================================
                                                         2001           2000
                                                           (IN THOUSANDS)
--------------------------------------------------------------------------------
Trade payables                                         $12,743         $ 5,463
Employee compensation and benefits                      13,664          13,474
Income taxes payable                                     5,096           6,604
Current portion of environmental obligation                395             369
Indemnification liability                                   80             577
Other                                                   15,419          17,573
--------------------------------------------------------------------------------
                                                       $47,397         $44,060
================================================================================

(9)      LONG-TERM DEBT AND LINE OF CREDIT

At December 31, 2001, there was no long-term debt outstanding. During the fourth quarter of 2001, the Company redeemed all of its outstanding 7% Convertible Subordinated Debentures. As a result of the redemption, $22,116,000 face value of the debentures were converted into 1,005,250 common shares and $200,000 face value were redeemed for cash. All outstanding term debt and revolving debt was paid using proceeds from the public stock offering in the fourth quarter of 2001 (Note 12). At December 31, 2000 long-term debt consisted of the 7% Convertible Subordinated Debentures and term debt under the Company's credit facility. Debentures were redeemable at the option of the Company at par and at the option of the holder under certain circumstances involving a change in control of the Company. The Company was required to make sinking fund payments of $1,750,000 per year. During 2001 and 2000, the Company purchased $3.4 million and $2.1 million, respectively, of the debentures for $3.2 million and $1.9 million, respectively, and recognized a gain of $0.2 million and $0.2 million, respectively, which is included in other non-operating income in the accompanying consolidated statement of earnings. The Company has a $69.0 million long-term credit facility with a consortium of banks co-led by Mellon and EAB. The credit facility includes $19.0 million in five-year term debt, payable in quarterly installments of $950,000, and $50.0 million in revolving debt. Proceeds from the term debt were used to repay then existing term debt acquired as a result of the EDO-AIL merger. The agreement expires on June 30, 2005 and provides that the portion available for potential cash borrowings from revolving debt be reduced by the amount of outstanding letters of credit. As of December 31, 2001, the Company has outstanding approximately $20.3 million of letters of credit. Borrowings under the agreement bear interest based on LIBOR plus applicable margin of up to 2.00% depending on the consolidated leverage ratio as defined in the agreement. There are certain covenants placed on the Company that require that several predetermined ratios be maintained. At December 31, 2001, the Company was in compliance with such covenants. In addition, payments of quarterly common share dividends are limited to 50% of consolidated net income in the preceding calendar quarter. This obligation is secured by the Company's accounts receivable, inventory, machinery and equipment.

(10)     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company sponsored two Employee Stock Ownership plans: the existing EDO Employee Stock Ownership Plan ("EDO ESOP"); and the AIL Employee Stock Ownership Plan ("AIL ESOP") that was acquired in connection with the EDO-AIL merger. These two plans were merged into a single plan effective as of January 1, 2001 ("merged ESOP"), and the preferred shares from the EDO ESOP were converted into 1,067,281 common shares as of March 8, 2001. The merged ESOP provides retirement benefits to substantially all employees.

         Prior to the EDO-AIL merger, the EDO ESOP was being accounted for under Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans" ("SOP 76-3") and the AIL ESOP was being accounted for under Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). The merged ESOP is being accounted for under SOP 93-6. Accordingly, under SOP 93-6, 328,993 unallocated shares of common stock related to the EDO ESOP and now held by the merged ESOP are not considered outstanding for the purposes of computing earnings per share in 2001. In prior years such shares were considered outstanding in accordance with SOP 76-3.

         As of June 30, 2001, the merged ESOP restructured its indirect loan from the Company to extend the maturity date to December 31, 2017. As part of this restructuring, the EDO ESOP bank loan obligation was paid in full on July 30, 2001.

         As quarterly payments are made under the indirect loan, unallocated common shares in the merged ESOP are committed-to-be-released. The allocation to participants is based on (i) a match of 50% of the first 6% of the employees' 401(k) contributions; (ii) $600 per employee; and (iii) any remaining distribution is based on employees' relative compensation. The cost basis of the unearned/unallocated shares is initially recorded as a reduction in shareholders' equity. Compensation expense is recorded based on the market value of the Company's common shares as they are committed-to-be-released. The difference between the market value and the cost basis of the shares is recorded as additional paid-in capital. Dividends on unallocated shares are recorded as compensation expense.

         In 2001, 2000, and 1999, respectively, non-cash compensation expense recorded by the Company amounted to $1,781,000, $1,843,000 and $0. At December 31, 2001, there are 2,669,692 unearned/unallocated shares which have an aggregate market value of $70.6 million and 1,800,746 allocated shares. Total principal and interest payments made in 2001 under the merged ESOP indirect loan amounted to $1,083,000.

         A discussion of each plan prior to the merger follows.

                                    EDO ESOP

During 1988, the EDO Employee Stock Ownership Trust ("EDO ESOT") purchased 89,772 preferred shares from the Company for approximately
$19,185,000. The preferred shares were being allocated to employees on the basis of compensation. The preferred shares provided for dividends of 8% per annum, which were deductible by the Company for Federal and state income tax purposes. The tax benefit that was attributable to unallocated preferred shares was reflected as an increase to retained earnings. Each unallocated preferred share was convertible at its stated conversion rate into 10 common shares. Allocated preferred shares were convertible at the greater of the stated conversion rate or the fair value of each preferred share divided by the current market price of each common share. The EDO ESOT purchased the preferred shares from the Company using the proceeds of a bank borrowing guaranteed by the Company. The EDO ESOT serviced this obligation with the dividends received on the preferred shares and any additional contributions from the Company as required. Principal and interest payments on the note of the EDO ESOT were to be made in quarterly installments through 2003. Interest was charged at 82% of the prime lending rate. During 2001, 2000 and 1999, respectively, the Company's cash contributions and dividends on the preferred shares were used to repay principal of $890,000, $1,648,000 and $1,526,000 and pay interest of $204,000, $504,000 and $541,000. During 2001, 2000 and 1999, respectively, cash contributions of $687,000, $1,232,000 and$1,048,000 were made to the EDO ESOP and were recorded as compensation expense.

         The EDO ESOT's borrowing guaranteed by the Company was reflected as a liability on the accompanying consolidated balance sheets with an equal amount as a reduction of shareholders' equity, offsetting the increase in the capital stock accounts. As the principal portion of the note was repaid, the liability and the EDO ESOT loan obligation, included in shareholder's equity, was reduced concurrently.

                                    AIL ESOP

The AIL ESOP held AIL common shares prior to the EDO-AIL merger which were converted to EDO common shares. The cost basis of the unearned AIL ESOP shares were recorded as a reduction to shareholders' equity, offsetting the increase in the capital stock accounts. As AIL ESOP shares were committed-to-be-released to plan participants, the earned AIL ESOP shares were released from the unearned AIL ESOP shares account based on the cost of the shares to the AIL ESOP. The allocation to participants was based on (i) $600 per employee at the market value of the common shares and (ii) pro rata based on compensation. Compensation expense was recorded based on the market value of the Company's common shares. The Company recorded the difference between the market value of the shares committed-to-be-released and the cost of these shares to the AIL ESOP to additional paid-in capital.

         In 2000, the Company recorded compensation expense of approximately $1.8 million subsequent to the EDO-AIL merger and contributed approximately $2.0 million to the AIL ESOP to cover the AIL ESOP's indirect loan service requirements.

(11)     INCOME TAXES

The 2001, 2000 and 1999 significant components of the provision for income taxes attributable to continuing operations are as follows:


================================================================================
                                         2001             2000             1999
                                                     (IN THOUSANDS)
--------------------------------------------------------------------------------
Federal
    Current                            $2,345           $3,042           $1,870
    Deferred                            5,598            1,313              740
--------------------------------------------------------------------------------
                                       $7,943           $4,355           $2,610
--------------------------------------------------------------------------------
State
    Current                            $1,097           $  683               --
    Deferred                              170              226               --
--------------------------------------------------------------------------------
                                       $1,267           $  909               --
--------------------------------------------------------------------------------
Total                                  $9,210           $5,264           $2,610
================================================================================


         For 1999, state franchise and alternative minimum taxes were recorded in selling, general and administrative expenses in the amount of $482,000.

         The reconciliation of income tax attributable to continuing operations computed at the U.S. Federal tax rate to income tax expense is:


================================================================================
                                                 PERCENT OF PRETAX EARNINGS
                                             2001           2000           1999
--------------------------------------------------------------------------------
Tax at statutory rate                       35.0%          35.0%          35.0%
State taxes, net of Federal benefit          3.0            3.6             --
Write-off of purchased in-process             --           35.6             --
  research and development
Non-deductible goodwill amortization         1.0            3.9             --
ESOP compensation expense                    0.5            1.0           (2.2)
  (benefit)
Foreign sales benefit                       (1.4)          (2.1)          (3.4)
Other, net                                   0.5            2.9            0.6
--------------------------------------------------------------------------------
Effective income tax rate                   38.6%          79.9%          30.0%
================================================================================

         The significant components of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:


================================================================================
                                                            2001          2000
                                                              (IN THOUSANDS)
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Retirement plans additional minimum
  liability                                              $ 9,302            --
Postretirement benefits obligation other than
  pensions                                                 5,091         5,936
Federal tax credits related to R&D and
  alternative minimum tax                                     --         2,043
Executive compensation and other                              --           902
Deferred revenue                                             873         1,815
Deferred compensation                                      2,612         2,021
Inventory valuation                                        1,777         1,979
Other                                                        281           926
--------------------------------------------------------------------------------
Total deferred tax assets                                 19,936        15,622
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Depreciation and amortization                              7,964         9,944
Prepaid pension asset                                      5,619         2,296
Identifiable intangible asset                                782           828
Prepaid real estate taxes                                     --           460
--------------------------------------------------------------------------------
Total deferred tax liabilities                            14,365        13,528
--------------------------------------------------------------------------------
Net deferred tax asset                                   $ 5,571       $ 2,094
================================================================================

(12)     SHAREHOLDERS' EQUITY

On October 31, 2001, the Company completed the public sale of 3,716,100 of its common shares and received net proceeds of approximately $81.5 million.

         At various times beginning in 1983, the Board of Directors has authorized and subsequently increased by amendments, a plan to purchase an aggregate amount of 4,190,000 common shares. As of December 31, 2001, the Company had acquired approximately 4,091,000 common shares in open market transactions at prevailing market prices. Approximately 3,909,000 of these shares have been used for various purposes, including: conversion of preferred shares; contributions of common shares to the EDO ESOP; grants pursuant to the Company's Long-Term Incentive Plans; payment of directors' fees; partial payment of a 50% stock dividend; and stock options exercised. As of December 31, 2001 and 2000, respectively, the Company held 182,459 and 1,370,222 common shares in its treasury for future use.

         At December 31, 2001, the Company had reserved 940,467, authorized and unissued common shares for stock option and long-term incentive plans.

(13)     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:


================================================================================
                                             2001          2000          1999
                                                      (IN THOUSANDS)
--------------------------------------------------------------------------------
Numerator:
    Earnings from continuing
       operations available for
       common shares for basic
       calculation                          $14,485       $   440       $ 5,084
    Effect of dilutive securities:
         Convertible debentures                 998            --            --
         Convertible preferred shares             5           119           153
--------------------------------------------------------------------------------
    Numerator for diluted
       calculation                          $15,488       $   559       $ 5,237
--------------------------------------------------------------------------------
Denominator:
    Denominator for basic
       calculation                           12,776         9,601         6,701
    Effect of dilutive securities:
         Stock options                          270            68            56
         Convertible preferred shares           153           993         1,275
         Convertible debentures               1,055            --            --
--------------------------------------------------------------------------------
    Denominator for diluted
       calculation                           14,254        10,662         8,032
================================================================================

         The assumed conversion of the convertible debentures was anti-dilutive for 2000 and 1999.

(14)     STOCK PLANS

The Company has granted nonqualified stock options to officers, directors and other key employees under plans approved by the shareholders in 1996 and 1997, which replaced all previous stock option and long-term incentive plans, for the purchase of its common shares at the fair market value of the common shares on the dates of grant. Options under the 1996 plan generally become exercisable on the third anniversary of the date of the grant and expire on the tenth anniversary of the date of the grant. The 1996 plan will expire in 2005. Options under the 1997 plan, which pertains only to non-employee directors, are immediately exercisable and expire on the tenth anniversary of the date of the grant. The 1997 plan will expire in 2006.

         Changes in options outstanding are as follows:

===============================================================================================================================
                                           2001                             2000                              1999
                              ---------------------------     -----------------------------     -------------------------------
                                WEIGHTED         SHARES          WEIGHTED         SHARES           WEIGHTED          SHARES
                                 AVERAGE         SUBJECT          AVERAGE         SUBJECT           AVERAGE          SUBJECT
                              EXERCISE PRICE    TO OPTION      EXERCISE PRICE    TO OPTION       EXERCISE PRICE      TO OPTION
-------------------------------------------------------------------------------------------------------------------------------
Beginning of year                 $6.46          848,211            $6.61         612,350             $6.72           680,950
Options granted                    9.76          275,350             6.58         428,121              8.42            21,000
Options exercised                  6.02         (314,458)            4.87         (19,775)             3.42           (10,500)
Options expired/cancelled          7.08           (3,227)            7.46        (172,485)             8.43           (79,100)
-------------------------------------------------------------------------------------------------------------------------------
End of year                       $7.75          805,876            $6.46         848,211             $6.61           612,350
-------------------------------------------------------------------------------------------------------------------------------
Exercisable at year end           $6.76          455,426            $6.03         517,795             $6.21           455,131
===============================================================================================================================


         The options outstanding as of December 31, 2001 are summarized as follows:


================================================================================
                          WEIGHTED            NUMBER OF        WEIGHTED
        RANGE OF           AVERAGE             OPTIONS         AVERAGE
     EXERCISE PRICES     EXERCISE PRICE      OUTSTANDING    REMAINING LIFE
--------------------------------------------------------------------------------
   $    3.07-5.69          $   3.96             35,500          3 years
        6.13-9.60              7.81            766,626          8 years
            31.40             31.40              3,750         10 years
--------------------------------------------------------------------------------
                                               805,876
================================================================================


         The 1996 plan also provides for restricted common share long-term incentive awards as defined under the plan. All common shares authorized under the previous plans not yet awarded were canceled upon the approval of the 1996 plan. As of December 31, 2001 plan participants had been awarded 374,250 restricted common shares. Deferred compensation is recorded for the fair value of the restricted common share awards on the date of grant and is amortized over the five-year period the related services are provided. The amount charged to operations in 2001, 2000 and 1999 was $271,000, $738,000 and $401,000,
respectively. As of December 31, 2001, 134,591 shares are available for additional awards.

         The per share weighted-average fair value of stock options granted was $4.88, $3.22 and $3.17 in 2001, 2000 and 1999, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2001 - expected dividend yield of 1%, risk free interest rate of 4.9%, expected stock volatility of 47%, and an expected option life of 71/2 years; 2000 - expected dividend yield of 1.3%, risk free interest rate of 6.5%, expected stock volatility of 42%, and an expected option life of 71/2 years; 1999 - expected dividend yield of 2.0%, risk free interest rate of 6.5%, expected stock volatility of 30%, and an expected option life of 71/2 years.The Company applies APB Opinion No. 25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the consolidated financial statements for its stock options which have exercise prices equal to or greater than the fair values of the common shares on the dates of the grant. Had the Company determined compensation cost based on the fair values at the grant dates for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's earnings from continuing operations, and basic and diluted earnings from continuing operations per common share would have been reduced to the pro forma amounts indicated below:


================================================================================
                                             2001       2000            1999
                                         (IN THOUSANDS, EXCEPT PER SHARE
                                                     AMOUNTS)
--------------------------------------------------------------------------------
Earnings from continuing operations:
     As reported                         $ 14,679     $  1,321        $ 6,084
     Pro forma                             14,376        1,139          5,778
Basic earnings per common share:
     As reported                         $   1.14       $ 0.05        $  0.76
     Pro forma                               1.11         0.03           0.71
Diluted earnings per common share:
     As reported                         $   1.09       $ 0.05        $  0.65
     Pro forma                               1.07         0.03           0.61
================================================================================

(15)     OTHER EMPLOYEE BENEFIT PLANS

                              DEFINED BENEFIT PLANS

The Company maintains a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest five-year average base salary in the final ten years of employment. The Company's funding policy is to make annual contributions to the extent such contributions are actuarially determined and tax deductible.

         The net pension income for 2001, 2000 and 1999 was $2,769,000, $4,620,000 and $2,233,000, respectively. The expected long-term rate of return on plan assets was 9.5% in 2001 and 9.0% in 2000 and 1999. The actuarial computations assumed a discount rate on benefit obligations at December 31, 2001 and 2000 of 7.25% and 7.5%, respectively. The assumed rate of compensation increase of 4.95% in 2001 and 2000 approximates the Company's previous experience. The assets of the pension plan consist primarily of equity and fixed income securities, which are readily marketable.

         A summary of the components of net periodic pension income follows:


================================================================================
                                            2001          2000          1999
                                                      (IN THOUSANDS)
--------------------------------------------------------------------------------
Service cost                            $ (3,693)     $ (2,819)     $ (1,544)
Interest on projected benefit
  obligation                             (14,281)      (11,361)       (5,970)
Expected return on plan assets            20,820        17,616         9,732
Amortization of transitional assets            8             8             8
Amortization of prior service cost           (85)         (101)         (208)
Recognized net actuarial gain                 --         1,277           215
--------------------------------------------------------------------------------
Net pension income                      $  2,769      $  4,620      $  2,233
================================================================================

         In 1999, in connection with the sale of the Company's satellite products business (Note 3), the Company recognized an aggregate settlement/curtailment gain of $950,000.

         The following sets forth the funded status of the plan as of December
31:


================================================================================
                                                        2001           2000
                                                           (IN THOUSANDS)
--------------------------------------------------------------------------------
Change in projected benefit obligation:
Projected benefit obligation at beginning of year     $ 196,700      $  83,368
Service cost                                              3,693          2,819
Interest cost                                            14,281         11,361
Benefits paid                                           (12,228)       (11,556)
Actuarial loss (gain)                                    11,827         (7,013)
Projected benefit obligation acquired at
  April 30, 2000 (date of acquisition of
  AIL Technologies, Inc.)                                    --        117,721
--------------------------------------------------------------------------------
Projected benefit obligation at end of year           $ 214,273      $ 196,700
--------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year          214,418        230,479
Actual return on plan assets                            (14,840)        (4,505)
Benefits paid                                           (12,228)       (11,556)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 187,350      $ 214,418
--------------------------------------------------------------------------------
Funded status                                         $ (26,923)     $  17,718
Unrecognized net loss (gain)                             37,505         (8,144)
Unrecognized prior service cost                           2,259            506
Unrecognized net assets                                      --             (8)
--------------------------------------------------------------------------------
Prepaid pension cost                                  $  12,841      $  10,072
================================================================================

         Due to the lower discount rate and a decline in the fair market value of plan assets during 2001, the accumulated benefit obligation at December 31, 2001 exceeded the fair value of plan assets by $11,253,000. Consequently, a comprehensive loss of $12,883,000, net of tax, was charged against shareholders' equity. Amounts recognized in the balance sheet at December 31, 2001 consist of prepaid pension cost of $12,841,000 in other assets, an intangible asset of $2,259,000 in other assets, and an additional minimum liability of $(24,094,000) in post-retirement benefits obligations.

                               NON QUALIFIED PLANS

         The Company has a supplemental defined benefit plan for substantially all employees under which employees may receive an amount by which benefits earned under the pension plan exceed the limitations imposed by the Internal Revenue Code. The Company also has a supplemental retirement plan for officers and certain employees. Benefits are based on years of service and certain compensation that is excluded under the qualified plan.

         Total expenses under the non-qualified plans in 2001, 2000 and 1999 were $748,000, $880,000 and $732,000, respectively. The supplemental plans of EDO and AIL were combined in 2001.

         Summarized below is the funded status of the combined supplemental plans as of December 31, 2001:

         =======================================================================
                                                              (IN THOUSANDS)
         -----------------------------------------------------------------------
         Change in projected benefit obligation:
         Projected benefit obligation at beginning of year      $  9,747
         Service cost                                                 84
         Interest cost                                               700
         Benefits paid                                              (760)
         Actuarial gain                                              297
         Plan amendments                                           1,470
         -----------------------------------------------------------------------
         Projected benefit obligation at end of year            $ 11,538
         -----------------------------------------------------------------------
         Change in plan assets:
         Fair value of plan assets at beginning of the year     $     --
         Employer contribution                                       760
         Benefits paid                                              (760)
         -----------------------------------------------------------------------
         Fair value of plan assets at end of year               $     --
         -----------------------------------------------------------------------
         Funded status                                          $(11,538)
         Unrecognized net loss                                     3,525
         Unrecognized prior service cost                           1,377
         Unrecognized net obligation                                  42
         -----------------------------------------------------------------------
         Accrued benefit cost                                   $ (6,594)
         =======================================================================

         Due to the lower discount rate and a decline in the fair market value of plan assets during 2001, the accumulated benefit obligation at December 31, 2001 exceeded the fair value of plan assets by $8,864,000. Consequently, a comprehensive loss of $502,000, net of tax, was charged against shareholders' equity. Amounts recognized in the balance sheet at December 31, 2001 consist of accrued benefit cost of $(6,594,000) in post retirement benefits obligations, an intangible asset of $1,419,000 in other assets, and an additional minimum liability of $(2,270,000) in post-retirement benefits obligations.

                                  401(K) PLANS

In 2000, there were four 401(k) plans sponsored by the Company covering substantially all employees. These plans were merged as of January 1, 2001. The current merged plan provides for matching by the Company of 50% of the first 6% of employee contributions. The match is provided in the Company's common stock under the ESOP plan (Note 10). In 2000 and 1999, matching contributions under the original plans were not material.

(16)     POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company provides certain health care and life insurance benefits to qualified retired employees and dependents at certain locations. These benefits are funded as benefits are provided, with the retiree paying a portion of the cost through contributions, deductibles and coinsurance provisions. The Company has always retained the right to modify or terminate the plans providing these benefits.

         In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company recognizes these benefit expenses on an accrual basis as the employees earn them during their employment rather than when they are actually paid.

                        EDO POST-RETIREMENT BENEFIT PLAN

Postretirement health care and life insurance (income) expense included the following components:


================================================================================
                                                2001          2000         1999
                                                          (IN THOUSANDS)
--------------------------------------------------------------------------------
Service cost                                    $  69         $  57        $  80
Interest cost                                     229           239          276
Recognized net actuarial loss                      --            --           43
Curtailment gain                                 (929)           --           --
--------------------------------------------------------------------------------
Total postretirement health care
  and life insurance (income)
  expense                                       $(631)        $ 296        $ 399
================================================================================

         In 2001, the Company recognized a curtailment gain as a result of a plan amendment whereby coverage will not be provided for future retirees. In 1999 in connection with the sale of the Company's satellite products business (Note 3), the Company recognized a curtailment gain of $47,000.

         The funded status and components of the postretirement health care and life insurance benefits are as follows as of December 31:

================================================================================
                                                           2001         2000
                                                             (IN THOUSANDS)
--------------------------------------------------------------------------------
Change in accumulated postretirement benefit
  obligation:
    Accumulated benefit obligation
       at beginning of year                              $ 3,227      $ 3,402
    Service cost                                              69           57
    Interest cost                                            229          239
    Benefits paid                                           (354)        (380)
    Participant contributions                                 32           33
    Actuarial loss (gain)                                     43         (124)
    Effect of curtailment                                   (929)          --
--------------------------------------------------------------------------------
Unfunded accumulated postretirement benefit
  obligation at end of year                              $ 2,317      $ 3,227
Unrecognized net gain                                         81          124
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                      $ 2,398      $ 3,351
================================================================================

         Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.25% and 7.5% at December 31, 2001 and 2000, respectively, and estimated increases in health care costs. The Company has limited its increase in health care costs to 5% per year by requiring the retirees to absorb any costs in excess of 5% and has used such rate to measure its obligation.

                        AIL POST-RETIREMENT BENEFIT PLAN

Post-retirement expense for the period subsequent to the EDO-AIL merger included in the consolidated financial statements comprised the following:

================================================================================
                                                        2001              2000
                                                            (IN THOUSANDS)
--------------------------------------------------------------------------------
Service cost                                            $  86            $  53
Interest cost                                             663              468
Recognized net actuarial gain                             (11)              --
--------------------------------------------------------------------------------
Total post-retirement expense                           $ 738            $ 521
================================================================================

         The funded status and components of the postretirement benefits are as follows as of December 31, 2001 and 2000:

================================================================================
                                                       2001            2000
                                                          (IN THOUSANDS)
--------------------------------------------------------------------------------
Change in accumulated postretirement
  benefit obligation:
Accumulated benefit obligation                       $  8,876        $  9,422
Service cost                                               86              53
Interest cost                                             663             468
Benefits paid                                            (591)            (70)
Actuarial gain                                           (297)           (997)
--------------------------------------------------------------------------------
Unfunded accumulated postretirement
  benefit obligation at end of year                  $  8,737        $  8,876
Unrecognized gain                                       1,282             997
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                  $ 10,019        $  9,873
================================================================================

         Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.25% and 7.5% at December 31, 2001 and 2000, respectively. The accumulated benefit obligation would not be affected by increases in healthcare costs since such costs are funded by the participants.

(17)     COMMITMENTS AND CONTINGENCIES

The Company is contingently liable under the terms of letters of credit (Note 9) aggregating approximately $20,339,000 at December 31, 2001, should it fail to perform in accordance with the terms of its contracts with foreign customers.

         At December 31, 2001, the Company and its subsidiaries were obligated under building and equipment leases expiring between 2002 and 2012. The aggregate future minimum lease commitments under those obligations with noncancellable terms in excess of one year are as follows:

        -  2002 - $4,528,000

        -  2003 - $3,621,000

        -  2004 - $2,336,000

        -  2005 - $2,054,000

        -  2006 - $1,148,000

        -  Thereafter - $5,798,000

    Rental expense for continuing operations under such leases for the years ended December 31, 2001, 2000 and 1999 amounted to $4,670,000, $3,885,000 and
$2,885,000, respectively.


(18)     LEGAL MATTERS

The Company and three other companies entered into a consent decree in 1990 with the Federal government for the remediation of a Superfund site. The Superfund site has been divided into three operable units. The consent decree relates to two of the operable units. The third operable unit has not been formally studied and, accordingly, no liability has been recorded by the Company. The Company believes that the aggregate amount of the obligation and timing of cash payments associated with the two operable units subject to the consent decree are reasonably fixed and determinable. Accordingly, the environmental obligation has been discounted at five percent. Management estimates that as of December 31, 2001, the discounted liability over the remainder of the twenty-four years related to these two operable units is approximately $2.3 million of which approximately $0.4 million has been classified as current and is included in accounts payable and accrued liabilities. Approximately $0.7 million of the $2.3 million liability will be incurred over the next five years.

         The Company is also involved in other environmental cleanup efforts, none of which management believes is likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         Additionally, the Company and its subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is management's belief that the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(19)     BUSINESS SEGMENTS

The Company determines its operating segments based upon an analysis of its products and services, production processes, types of customers, economic characteristics, and the related regulatory environment. The Company's continuing operations are con-ducted in three business segments: Defense, Communications and Space Products and Engineered Materials. The Defense segment provides integrated front-line warfighting systems, including radar countermeasures systems, aircraft weapons storage and release systems, airborne mine countermeasures systems and sonar systems. The Communications and Space Products segment addresses the needs of the remote sensing, communication, navigation and electronic warfare industries with ultra-miniature electronics and a broad line of antennas. The Engineered Materials segment supplies piezoelectric ceramics and advanced composites for the communication, navigation, chemical, petrochemical, paper and oil industries for civilian infrastructure and for the military.

         Domestic government sales, which include sales to prime contractors of the government, amounted to 69%, 63% and 48% of net sales, which were 77%, 69% and 58% of Defense's net sales, 55%, 66% and 0% of Communications and Space Products' net sales and 41%, 33% and 26% of Engineered Materials' net sales for 2001, 2000 and 1999, respectively. Export sales comprised 15%, 18% and 34% of net sales for 2001, 2000 and 1999, respectively. In addition, the Universal Exciter Upgrade program in the Defense segment comprised approximately 15% of net sales for 2001 and 2000.

         Principal products and services by segment are as follows:

Defense Segment

     -  Electronic Warfare

     -  Environmental Products

     -  Aircraft Stores Suspension and Release Equipment

     -  Airborne Mine Countermeasures Systems

     -  Integrated Combat Systems

     -  Command, Control and Communications Systems

     -  Undersea Systems

     -  Technology Services

     -  Interference Cancellation

Communications and Space Products Segment

     -  Antenna Products

     -  Space Sensor and Communications Products

Engineered Materials Segment

     -  Electro-Ceramic Products

     -  Advanced Fiber Composite Structural Products


================================================================================
                                             2001          2000          1999
                                                      (IN THOUSANDS)
--------------------------------------------------------------------------------
Net sales from continuing operations:
    Defense                               $ 183,454     $ 142,044     $  66,381
    Communications and Space
       Products                              39,998        30,027            --
    Engineered Materials                     36,509        34,751        31,555
--------------------------------------------------------------------------------
                                          $ 259,961     $ 206,822     $  97,936
--------------------------------------------------------------------------------
Operating earnings from continuing
  operations:
    Defense                               $  21,927     $  17,117     $   7,012
    Communications and Space
       Products                                (383)      (11,176)           --
    Engineered Materials                      4,603         3,298         2,237
    Curtailment gain                            929            --            --
--------------------------------------------------------------------------------
                                          $  27,076     $   9,239     $   9,249
Net interest expense                         (2,216)       (2,438)         (785)
Other (expense) income, net                    (971)         (216)          230
--------------------------------------------------------------------------------
Earnings before income taxes              $  23,889     $   6,585     $   8,694
--------------------------------------------------------------------------------
Identifiable assets:
    Defense                               $ 129,631     $ 106,958     $  43,455
    Communications and
     Space Products                          49,769        37,576            --
    Engineered Materials                     27,690        29,139        26,522
    Net assets of discontinued
       operations                                --            --         8,139
    Corporate                                78,540        40,581        46,375
--------------------------------------------------------------------------------
                                          $ 285,630     $ 214,254     $ 124,491
--------------------------------------------------------------------------------
Depreciation and amortization:
    Defense                               $   6,081     $   5,047     $   1,331
    Communications and Space
       Products                               2,438         1,960            --
    Engineered Materials                      2,029         1,882         1,653
    Corporate                                   848           552           406
--------------------------------------------------------------------------------
                                          $  11,396     $   9,441     $   3,390
--------------------------------------------------------------------------------
Capital Expenditures:
    Defense                               $   7,896     $   1,559     $   1,114
    Communications and Space
       Products                               4,308           570            --
    Engineered Materials                      1,479         1,705         2,890
    Corporate                                   615            27            28
--------------------------------------------------------------------------------
                                          $  14,298     $   3,861     $   4,032
--------------------------------------------------------------------------------

         In 2001 and 2000, the costs related to the write-off of purchased in-process research and development and other merger-related costs attributable to the EDO-AIL merger are included in the segments as follows:


================================================================================
                                                   2001                2000
                                                        (IN THOUSANDS)
--------------------------------------------------------------------------------
Defense                                           $  937             $ 3,342
Communications and Space Products                    184               7,595
Engineered Materials                                 197                 558
--------------------------------------------------------------------------------
Total                                             $1,318             $11,495
================================================================================

ERNST & YOUNG LLP

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EDO Corporation

         We have audited the accompanying consolidated balance sheets of EDO Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                            s/ Ernst & Young LLP

New York, New York
February 15, 2002


KPMG LLP
INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EDO Corporation:

         We have audited the accompanying consolidated statements of earnings, shareholders' equity and cash flows of EDO Corporation and subsidiaries for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of EDO Corporation and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

                                                                    s/ KPMG LLP

Melville, New York
February 15, 2000

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly financial information for 2001 and 2000 (in thousands, except per share amounts).

===================================================================================================================================
                                             FIRST QUARTER         SECOND QUARTER          THIRD QUARTER       FOURTH QUARTER
                                            2001       2000       2001        2000         2001      2000       2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
Net sales from continuing operations      $60,151    $29,002    $66,776      $56,593      $60,353   $59,979    $72,681   $61,248
Net earnings (loss):
     Continuing operations                  2,843(a)   2,130      3,095(b)    (3,319)(c)    3,833        38(d)   4,908     2,472(e)
     Discontinued operations                   --         --         --           --           --        --        273        --
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                  2,843      2,130      3,095       (3,319)       3,833        38      5,181     2,472
Earnings (loss) per share:
     Basic:
         Continuing operations               0.23       0.28       0.25        (0.37)        0.32     (0.02)      0.32      0.20
         Discontinued operations               --         --         --           --           --        --       0.02        --
-----------------------------------------------------------------------------------------------------------------------------------
         Total                               0.23       0.28       0.25        (0.37)        0.32     (0.02)      0.34      0.20
     Diluted:
         Continuing operations               0.22       0.24       0.24        (0.37)        0.30     (0.02)      0.31      0.19
         Discontinued operations               --         --         --           --           --        --       0.02        --
----------------------------------------------------------------------------------------------------------------------------------
         Total                               0.22       0.24       0.24        (0.37)        0.30     (0.02)      0.33      0.19
Preferred dividends paid                      194        245         --          213           --       212         --       211
==================================================================================================================================

(a.)  Includes merger-related costs of $546.

(b.)  Includes merger-related costs of $772.

(c.) Includes write-off of purchased in-process research and development costs of $6,700 and merger-related costs of $2,243.

(d.)  Includes merger-related costs of $932.

(e.)  Includes merger-related costs of $1,620.